[Logo]                                                          Old Windsor Mall
New England                                                    Windsor, CT 06095
Community Bancorp                                                   860 688-5251

June 30, 1997


Dear Stockholder:

       You are cordially invited to attend a Special Meeting of Stockholders of New England Community Bancorp, Inc. ("NECB") to be held on Monday, July 28, 1997 at 8:00 a.m. at the Windsor Office of New England Bank at 176 Broad Street, Windsor, Connecticut.

       The purpose of the meeting is to consider and vote upon the enclosed Plan and Agreement of Reorganization dated February 25, 1997 (the "Reorganization Agreement") pursuant to which NECB will acquire all of the outstanding common stock of First Bank of West Hartford ("FBWH"). Shareholders of FBWH will receive
0.62 shares of NECB common stock (the "Per Share Consideration") in exchange for each share of FBWH common stock which they own, subject to adjustment as described in the Joint Proxy Statement-Prospectus.

       Consummation of the Reorganization is subject to certain conditions, including the approval of the Reorganization Agreement by both NECB and FBWH shareholders and the approval of the Reorganization by various regulatory agencies. Subject to the these conditions, the Reorganization is currently expected to be completed in August 1997.

       YOUR BOARD OF DIRECTORS BELIEVES THAT THE PROPOSED REORGANIZATION IS IN THE BEST INTERESTS OF NECB AND ITS STOCKHOLDERS AND HAS UNANIMOUSLY APPROVED THE REORGANIZATION AGREEMENT. The Board has also received the opinion of HAS Associates, Inc. to the effect that the Per Share Consideration to be paid by NECB in the proposed Reorganization is fair, from a financial point of view, to the stockholders of NECB. Attached are a Notice of Special Meeting of Stockholders and a Joint Proxy Statement-Prospectus containing information about NECB, FBWH and the proposed Reorganization.

       The   Reorganization   is  another   important  step  for  NECB  and  its
stockholders. On behalf of the Board of Directors, I urge you to vote "FOR" the proposal.



Very truly yours,

/s/David A. Lentini
-------------------
David A. Lentini
President and Chief
  Executive Officer


WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, I URGE YOU TO READ THIS MATERIAL CAREFULLY; SIGN, DATE AND PROMPTLY RETURN THE ENCLOSED PROXY CARD.